Exhibit 99.8

News Release

Sustainable Growth

HARVEST ENERGY TRUST ANNOUNCES COURT APPROVAL FOR PLAN OF
ARRANGEMENT WITH KOREA NATIONAL OIL CORPORATION

Calgary, Alberta – December 16, 2009 – Harvest Energy Trust (the "Trust") is pleased to announce the Alberta Court of Queens Bench granted a final order approving the October 21, 2009 announced plan of arrangement (the "Arrangement") involving the Trust and Korea National Oil Corporation ("KNOC"). The Arrangement provides for the acquisition of all the issued and outstanding trust units by KNOC’s Canadian subsidiary, KNOC Canada Ltd., for C$10.00 per unit.

Closing of the Arrangement remains subject to satisfaction of outstanding conditions, including approval under the Investment Canada Act.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, the inability to obtain required consents, permits or approvals, including approval under the Investment Canada Act.

Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary, President & CEO
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca